SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)1

                         American Safety Razor Company
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share

                        (Title of Class of Securities)

                                    029362100
                    ---------------------------------------
                                (CUSIP Number)

                                  Adam Suttin
                     J.W. Childs Equity Partners II, L.P.
                              One Federal Street
                               Boston, MA  02110
                                (617) 753-1100

                                with a copy to:

                             Mario A. Ponce, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 23, 1999
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029362100                            Page  2  of  6  Pages
                                                    ---    ---


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.W. Childs Equity Partners II, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)

                                                                      (b)
 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     SC, BK, WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

              7   SOLE VOTING POWER*
 NUMBER OF        11,802,983
   SHARES
 BENEFICIALLY
   OWNED BY   8   SHARED VOTING POWER
    EACH          0
  REPORTING
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH          11,802,983

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     11,802,983

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     97.5% (based on 12,110,049 outstanding)

 14  TYPE OF REPORTING PERSON
     PN

CUSIP No. 029362100                            Page  3  of  6  Pages
                                                    ---    ---

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RSA Holdings Corp. of Delaware

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)

                                                                      (b)

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     SC, BK, WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

               7   SOLE VOTING POWER*
 NUMBER OF         11,802,983
   SHARES
 BENEFICIALLY
  OWNED BY     8   SHARED VOTING POWER
    EACH           0
 REPORTING
  PERSON       9   SOLE DISPOSITIVE POWER
   WITH            11,802,983

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     11,802,983

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     97.5% (based on 12,110,049 outstanding)

 14  TYPE OF REPORTING PERSON
     CO

CUSIP No. 029362100                            Page  4  of  6  Pages
                                                    ---    ---

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RSA Acquisition Corp.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)

                                                                      (b)

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     SC, BK, WC, OO

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
              7   SOLE VOTING POWER*
 NUMBER OF        11,802,983
   SHARES
 BENEFICIALLY
  OWNED BY    8   SHARED VOTING POWER
    EACH          0
  REPORTING
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH          11,802,983

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     11,802,983

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     97.5% (based on 12,110,049 outstanding)

 14  TYPE OF REPORTING PERSON
     CO

                        AMENDMENT NO. 1 TO SCHEDULE 13D

          This Statement on Schedule 13D relating to the Common Stock, par value $0.01 per share, (the "Common Shares") of American Safety Razor Company (the "Issuer"), as previously filed on February 22, 1999 by RSA Acquisition Corp., RSA Holdings Corp. of Delaware and J.W. Childs Equity Partners II, L.P. is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

     The financing of the acquisition of the Common Shares is comprised of
(i) approximately $90 million in equity investment contributions made by JWCP or one of its affiliates, to the Parent (the "Equity Investment"), (ii) approximately $65.8 million of borrowings by the Company pursuant to a senior secured credit facility (the "New Credit Facility") with a group of financial institutions led by NationsBank, N.A., NationsBanc Montgomery securities LLC and DLJ Capital Funding, Inc. which facility provides for aggregate commitments of up to $190 million and (iii) approximately $55 million of unsecured, pay-in-kind subordinated debt issued by the Parent to JWCP or one of its affiliates (the "JWC Note").


Item 4.  Purpose of Transaction

     On April 23, 1999, RSA Acquisition Corp. completed its $14.20 per share cash tender offer for all outstanding shares of American Safety Razor Company. The offer expired, as scheduled, at 2:00 p.m., New York City time, on April 23, 1999. Based on information provided by the Continental Stock Transfer & Trust Company (the "Depositary"), approximately 11,802,983 shares of American Safety Razor Company stock were validly tendered and accepted for payment, representing approximately 97.5% of the outstanding shares of the Company. RSA Acquisition Corp. and American Safety Razor Company intend to complete the Merger pursuant to which RSA Acquisition Corp. will acquire the remaining shares for $14.20 per share.


Item 5.  Interest in Securities of the Issuer

     On April 23, 1999, RSA Acquisition Corp. acquired approximately 11,802,983 Common Shares, representing approximately 97.5% of the outstanding Common Shares. RSA Acquisition Corp. and American Safety Razor Company intend to complete the Merger pursuant to which RSA Acquisition Corp. will acquire the remaining shares for $14.20 per share.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 3, 1999

                                     RSA Holdings Corp. of Delaware


                                     By: /s/ Adam Suttin
                                        ------------------------------
                                        Name: Adam Suttin
                                        Title: President


                                     RSA Acquisition Corp.


                                     By: /s/ Adam Suttin
                                        ------------------------------
                                        Name: Adam Suttin
                                        Title: President


                                     J.W. Childs Equity Partners II, L.P.


                                     By: J.W. Childs Advisors II, L.P.
                                           its general partner

                                           By: J.W. Childs Associates, L.P.
                                           its general partner

                                               By: J.W. Childs Associates, Inc.
                                               its general partner

                                                   By:  /s/ Adam Suttin
                                                      ------------------------
                                                   Name: Adam L. Suttin
                                                   Title: Vice President